  As filed with the Securities and Exchange Commission on January 19, 1994.
                                                          Registration No. 33-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           ---------------------------

                      SENSORMATIC ELECTRONICS CORPORATION
             (Exact name of registrant as specified in its charter)

               DELAWARE                                  3663                                34-1024665
     (State or other jurisdiction                 (Primary Standard                       (I.R.S. Employer
         of incorporation or                         Industrial                         Identification No.)
            organization)                        Classification Code
                                                       Number)
                                               -------------------------

                              500 N.W. 12TH AVENUE
                         DEERFIELD BEACH, FLORIDA 33442
                                 (305) 420-2000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                   -----------------------------------------

                               MICHAEL E. PARDUE
                            EXECUTIVE VICE PRESIDENT
                      Sensormatic Electronics Corporation
              500 N.W. 12th Avenue, Deerfield Beach, Florida 33442
                                 (305) 420-2000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

                             JEROME M. LEWINE, ESQ.
                                Christy & Viener
                   620 Fifth Avenue, New York, New York 10020
                           --------------------------

             APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO
                   THE PUBLIC:  From time to time after the
                effective date of this Registration Statement.
                           --------------------------

           If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                        CALCULATION OF REGISTRATION FEE

   Title of Each Class of          Amount          Proposed Maximum     Proposed Maximum      Amount of
      Securities to Be              to Be           Offering Price         Aggregate        Registration
         Registered              Registered          per Share(1)      Offering Price(1)         Fee
 Common Stock, $.01 par
 value . . . . . .                4,500,000            $35                $157,500,000         $54,311
                                    shares

(1) Estimated solely for purposes of calculating the registration fee on the basis of the average of the high and low reported sales prices of the Common Stock on January 18, 1994, on the New York Stock Exchange, in accordance with Rule 457(c) under the Securities Act of 1933.

                     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

                      CROSS REFERENCE SHEET TO FORM S-4 OF
                      SENSORMATIC ELECTRONICS CORPORATION
                  (PURSUANT TO ITEM 501(B) OF REGULATION S-K)


                                   ITEM NUMBER AND                                            LOCATION IN PROXY
                                 CAPTION OF FORM S-4                                         STATEMENT-PROSPECTUS
                                 -------------------                                         --------------------
             A.     INFORMATION ABOUT THE TRANSACTION

                    1.     Forepart of Registration Statement                     Facing Page of Registration Statement; Cross-
                           and Outside Front Cover Page of Prospectus             Reference Sheet; Cover Page



                    2.     Inside Front and Outside Back Cover Pages              "Available Information"; "Incorporation of
                           of Prospectus  . . . . . . . . . . . . . .             Certain Documents by Reference"; Table of
                                                                                  Contents


                    3.     Risk Factors, Ratio of Earnings to Fixed               Cover Page; "The Company"; "Condensed Financial
                           Charges and Other Information  . . . . . .             Information"; "Pro Forma Combined Financial
                                                                                  Information of Sensormatic and ALPS";
                                                                                  "Sensormatic Selected Historical Financial
                                                                                  Information"; "ALPS Selected Historical Financial
                                                                                  Information"


                    4.     Terms of the Transaction   . . . . . . . .             *

                    5.     Pro Forma Financial Information  . . . . .             *

                    6.     Material Contacts with the Company Being               *
                           Acquired   . . . . . . . . . . . . . . . .

                    7.     Additional Information Required for
                           Reoffering by Persons and Parties Deemed to
                           Be Underwriters  . . . . . . . . . . . . .             *

                    8.     Interests of Named Experts and Counsel   .             "Legal Matters"; "Experts"


                    9.     Disclosure of Commission Position on                   *
                           Indemnification for Securities Acts
                           Liabilities  . . . . . . . . . . . . . . .

            B.     INFORMATION ABOUT THE REGISTRANT


                    10.    Information with Respect to S-3 Registrants            "Incorporation of Certain Documents by
                                                                                  Reference"; "The Company"; "Pro Forma Combined
                                                                                  Information of Sensormatic and ALPS";
                                                                                  "Sensormatic Selected Historical Financial
                                                                                  Information"; "ALPS Selected Historical Financial
                                                                                  Information"

                    11.    Incorporation of Certain Information by                "Incorporation of Certain Documents by Reference"
                           Reference  . . . . . . . . . . . . . . . .

                    12.    Information with Respect to S-2 or S-3
                           Registrants  . . . . . . . . . . . . . . .

                                   ITEM NUMBER AND                                            LOCATION IN PROXY
                                 CAPTION OF FORM S-4                                         STATEMENT-PROSPECTUS
                                 -------------------                                         --------------------
                    13.    Incorporation of Certain Information
                           by Reference   . . . . . . . . . . . . . . .                               *

                    14.    Information with Respect to Registrants
                           Other Than S-3 or S-2 Registrants  . . . . .                               *

             C.     INFORMATION ABOUT THE COMPANY BEING ACQUIRED

                    15.    Information with Respect to S-3 Companies. .
                                                                                                      *

                    16.    Information with Respect to S-2 or S-3
                           Companies  . . . . . . . . . . . . . . . . .                               *

                    17.    Information with Respect to Companies Other
                           Than S-2 or S-3 Companies  . . . . . . . . .                               *


             D.     VOTING AND MANAGEMENT INFORMATION

                    18.    Information if Proxies, Consents or
                           Authorizations are to be Solicited   . . . .                               *

                    19.    Information if Proxies, Consents or
                           Authorizations are not to be Solicited, or
                           in an Exchange Offer   . . . . . . . . . . .                               *

_________________

* Not applicable or answer negative upon the date of filing of this Registration Statement. The Registrant may be required to provide information (or further information) in response to one or more of such items under certain circumstances by means of a post-effective amendment to this Registration Statement or a supplement to the prospectus contained herein.

                 SUBJECT TO COMPLETION, DATED JANUARY 18, 1994
PROSPECTUS


SENSORMATIC ELECTRONICS CORPORATION

                        4,500,000 SHARES OF COMMON STOCK

         This Prospectus relates to 4,500,000 shares (the "Shares") of the Common Stock of Sensormatic Electronics Corporation (the "Company") which may be offered and issued by the Company from time to time in connection with the acquisition by the Company, directly or indirectly through subsidiaries of the Company, of various businesses or assets, or interests therein. Such Shares may be issued in exchange for shares of capital stock, partnership interests or other assets representing an interest, direct or indirect, in other companies or other entities, or in exchange for tangible or intangible assets, including assets constituting all or substantially all of the assets and businesses of such entities.

         It is expected that the terms of acquisitions involving the issuance of Shares covered by this Prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses or assets to be acquired, and that the Shares so issued will be valued at prices based on market prices on the New York Stock Exchange, Inc. ("NYSE") at or about the time the terms of an acquisition are agreed upon or at or about the time of delivery of such Shares, or based on average market prices for periods ending at or about such times. In the case of entities which are more widely held, Shares may also be issued through exchange offers to stockholders or documents soliciting the approval of statutory mergers, consolidations or sales of assets. No underwriting discounts or commissions will be paid, although brokers' or finders' fees may be paid from time to time with respect to specific acquisitions; under some circumstances, the Company may issue Shares covered by this Prospectus in full or partial payment of such fees. Any person receiving any such fees may be deemed to be an underwriter within the meaning of the Securities Act of 1933, as amended (the "Act").

         With the consent of the Company, this Prospectus may also be used by persons ("Selling Stockholders") who have received or will receive from the Shares covered by this Prospectus in connection with acquisitions and who may wish to sell such Shares under circumstances requiring or making desirable its use. The Company's consent to such use may be conditioned upon such persons' agreeing not to offer more than a specified number of Shares following amendments to this Prospectus, which the Company may agree to use its best efforts to prepare and file at certain intervals. The Company may require that any such offering be effected in orderly fashion through securities dealers.
In certain instances, the Company may guaranty that the aggregate net proceeds of sale of Shares sold by Selling Stockholders during a limited period following their issuance will not be less than the valuation used for purposes of their issuance, and may make up any shortfall (including any shortfall attributable to brokers' commissions and selling expenses) by issuing additional Shares under this Prospectus or in cash.

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment.    *
*  A registration statement relating to these securities has been filed   *
*  with the Securities and Exchange Commission.  These securities may     *
*  not be sold nor may offers to buy be accepted prior to the time the    *
*  registration statement becomes effective.  This prospectus shall not   *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  State.                                                                 *
*                                                                         *
***************************************************************************



         Sales by Selling Stockholders pursuant to this Prospectus may be made from time to time in one or more transactions on the NYSE or otherwise.
Selling Stockholders may effect such transactions by selling Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from Selling Shareholders and/or purchasers of Shares for whom they may act as agent (which compensation may be in excess of customary commissions). Selling Shareholders and broker-dealers that participate with Selling Stockholders in the distribution of Shares may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Act, and any commissions received by them and any profit on the resale of Shares may be deemed to be underwriting compensation; however, the sale by Selling Stockholders of Shares pursuant to this Prospectus shall not be deemed an admission that they or such broker-dealers are underwriters under the Act with respect to any such Shares. The Company may agree to indemnify Selling Stockholders and/or broker-dealers against certain civil liabilities, including liabilities under the Act, and to reimburse them for certain expenses in connection with the offering and sale of Shares.

         Selling Stockholders may also offer shares of stock issued in past and future acquisitions by means of prospectuses under other available registration statements or pursuant to exemptions from the registration requirements of the Act, including sales which meet the requirements of Rule 145(d) under the Act, and stockholders should seek the advice of their own counsel with respect to the legal requirements for such sales.

         The shares of Common Stock offered hereby will, prior to their issuance, be listed on the NYSE subject to official notice of issuance. The last reported sale price of the Company's Common Stock of the NYSE on January 18, 1994 was $35 1/8.

                              ____________________

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
              THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
           SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE
           COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
                  THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              ____________________

                 The date of this Prospectus is January  , 1994

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). This Prospectus contains information concerning the Company, but does not contain all of the information set forth in the Registration Statement and exhibits thereto which the Corporation has filed with the Commission under the Securities Act of 1933. Such reports, proxy statements, Registration Statement and exhibits and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Room 3190, Kluczynski Building, 230 South Dearborn Street, Chicago, Illinois, 60604 and New York Regional Office, Room 1400, 75 Park Place, New York, New York 10007. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549 at prescribed rates. In addition, such reports, proxy statements, Registration Statement and exhibits and other information concerning the Company may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, 7th Floor, New York, New York 10005.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1993; its Quarterly Report on Form 10-Q for the quarter ended September 30, 1993; its Current Report on Form 8-K filed December 7, 1993 (File Number 0-3953); and those portions of the Company's Prospectus, dated July 22, 1992 (File Number 33-47824), set forth under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations of ALP" (pages 26 and 27) and "ALP Business" (pages 38 and 39), and the financial information appearing in the ALP financial statements as of November 30, 1991 and November 30, 1990, and for each year in the three-year period ended November 30, 1991, included in such Prospectus, including the Report of Independent Chartered Accountants (pages F-2 through F-19); have been filed with the Commission and are incorporated by reference into this Prospectus.
The description of the Company's Common Stock set forth in the Company's amended Registration Statement on Form 8-A, dated May 14, 1991, filed under the Exchange Act, including any subsequent amendment or report filed for the purpose of updating such description, is also incorporated herein by reference.

         All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares covered by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         THIS PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THE COMPANY WILL PROVIDE COPIES OF SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS, UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE TEXT OF SUCH DOCUMENTS), WITHOUT CHARGE, TO EACH PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON. REQUESTS FOR COPIES OF SUCH DOCUMENTS SHOULD BE DIRECTED TO WALTER A. ENGDAHL, SECRETARY, SENSORMATIC ELECTRONICS CORPORATION, 500 N.W. 12TH AVENUE, DEERFIELD BEACH, FLORIDA 33442 (TELEPHONE
(305) 420-2000).

                              ___________________

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OTHER PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION ABOUT THE COMPANY SINCE THE DATE HEREOF, OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE DATES. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SHARES, NOR SHALL THIS PROSPECTUS CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                              TABLE OF CONTENTS




      PROSPECTUS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    i


         AVAILABLE INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  iii

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  iii

         THE COMPANY  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1

         CONDENSED FINANCIAL INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4

         Sensormatic Condensed Historical Financial Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

         Unaudited Condensed Pro Forma Combined
         Financial Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   5

         USE OF PROCEEDS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6

         PRO FORMA COMBINED FINANCIAL INFORMATION OF
         SENSORMATIC AND ALPS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7

         SENSORMATIC SELECTED HISTORICAL FINANCIAL INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   11

         ALPS SELECTED HISTORICAL FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   13

         LEGAL OPINIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15

         EXPERTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   15

         INDEX TO HISTORICAL ALPS FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-1

                                      -V-

                                  THE COMPANY

         The Company is a fully-integrated supplier of electronic security systems to retail and non-retail markets worldwide. The Company designs, manufactures, markets and services electronic article surveillance ("EAS") systems, including the reusable tags and disposable labels used with such systems, microprocessor-controlled closed circuit television ("CCTV") systems, exception monitoring systems and access control systems. These electronic security systems are used principally to deter shoplifting, or internal or other theft, in a wide variety of soft and hard goods retail stores and non-retail environments (such as industrial and commercial facilities), as well as for other security applications. The Company's multiple product lines, which have been developed for specific targeted loss prevention applications, make use of a broad base of technology which it has developed or acquired. The Company's product lines, together with its extensive, experienced sales and service organization, have made the Company the recognized world leader in supplying loss prevention products to retailers. From inception through September 30, 1993, the Company sold or leased worldwide approximately 206,200 EAS systems and approximately 794 million reusable tags. The Company sold approximately 292 million disposable labels during the first three months of fiscal 1994 and approximately 1.1 billion, 750 million and 650 million disposable labels in fiscal 1993, 1992 and 1991, respectively. The Company also installed more than 49,600 CCTV camera-containing domes from 1984 through September 30, 1993.

         The Company's initial EAS systems were designed and are marketed for use primarily by department, specialty and other retail stores for the protection of clothing and other soft goods merchandise. The Company's newer EAS product lines have been developed and targeted for specific hard goods retail applications (including applications in supermarkets and hypermarkets and drug, discount, eyeglass, music, hardware, "do-it-yourself" home improvement, book and video stores) and the Company has become the leading supplier of EAS products to hard goods retailers. Hard goods retailers are estimated to be a substantially larger user group than soft goods retailers and have only begun to use EAS products during the last few years. These EAS hard goods retailers primarily use disposable labels which are affixed to merchandise. Use of the hard goods EAS systems creates a continuing need on the part of retailers for additional disposable labels to be affixed to new merchandise, resulting in a major source of recurring revenues for the Company.

         The Company has developed a broad range of CCTV products for use in retail and commercial and industrial applications. CCTV products are used to control inventory shrinkage and other losses due to internal or employee theft in retail businesses, and are also used for the protection and monitoring of personnel and assets in large-scale office and manufacturing complexes, warehouses, casinos and numerous other non-retail facilities. Additionally, the CamEra division in the United Kingdom (acquired in connection with the acquisition of ALPS in July 1992, discussed below) markets packaged, lower cost CCTV systems primarily for smaller retail and commercial businesses. The Company is beginning to market CamEra systems elsewhere in Europe and in the U.S.

         The Company's point-of-sale exception monitoring systems consist of proprietary software interfaces linking retail cash registers with CCTV systems, which are programmed to record predetermined types of transactions.

         The Company has recently directed substantial new product development and marketing efforts to commercial, industrial and other non-retail customers. The Company's Commercial/Industrial Group markets electronic article protection ("EAP") systems, SensorVision(R) and other CCTV systems and access control systems for the protection, monitoring and control of personnel and assets in large-scale office and manufacturing complexes, warehouses, hospitals and nursing homes, nurseries, transportation centers, colleges and universities, casinos, nuclear power plants and numerous other non-retail facilities. Assets which are protected or controlled by the Company's EAP products include limited access files, computer magnetic tapes and disks, portable computer systems, facsimile and copy machines and other office equipment, hospital equipment, garments and supplies, and many other valuable items. Non-retail businesses are increasingly receptive to systems integrating combinations of these various products, furnished and serviced by a single supplier.

         To maximize the advantages of its new technologies and improved and expanded product lines, and to realize their market potential, the Company has also greatly expanded its sales and marketing efforts in North America, western Europe, and certain Asia/ Pacific countries in recent years. To this end, the Company has been increasing the total number of sales and customer engineering personnel, establishing specialized sales groups to reach targeted potential retail customer groups, and developing a separate group, the Commercial/Industrial Group, to market products to commercial, industrial and other non-retail customer groups. In addition, the Company has been strengthening its global presence through the expansion of direct sales operations in other strategic geographic areas around the world. During the past six years, the Company acquired the remaining 51% interest in its United Kingdom distributor (whose territory included Australia, New Zealand and Hong
Kong); established headquarters for its Asia/Pacific operations in Singapore; acquired the EAS and CCTV retail distribution rights and businesses of its Canadian distributor; acquired certain businesses and related assets of its distributors operating in Scandinavia (primarily in Denmark, Finland, Norway and Sweden), Mexico and Puerto Rico (including the Caribbean Basin); established a joint venture company to manufacture and market certain loss prevention products in Brazil; and established sales representation in Hungary and expanded its sales representation into eastern Germany. Additionally, during the same six-year period, the Company acquired ALPS (discussed further below); Security Tag Systems, Inc. ("Security Tag"), a U.S. based manufacturer and marketer of loss prevention products; American Dynamics, a leading U.S. manufacturer of CCTV components and systems; Continental Instruments Corporation, a supplier of electronic access control systems; Point of Sale Data Products, Inc. ("POSdata"), a value-added reseller of laser bar-code scanners; and, in September 1993, the business and related assets of Robot Research Inc., a U.S. based manufacturer and marketer of sophisticated CCTV display and transmission systems. The Company continually evaluates strategic acquisition opportunities and anticipates making further acquisitions.

         In July 1992, the Company acquired from Automated Security (Holdings) PLC ("ASH"; together with its subsidiaries, the "ASH Group") the ASH Group's European EAS, CCTV and exception monitoring loss prevention systems division ("ALPS"; also sometimes referred to as "ALP" in this Prospectus or in documents incorporated by reference herein). With the acquisition of ALPS, previously a large European distributor of EAS and CCTV products, the Company is able to offer an expanded base of European customers a full range of EAS technologies well suited to virtually any retail application, together with a broad range of CCTV, exception monitoring and access control products, backed by the combined sales and service organization of Sensormatic and ALPS. Additionally, the Company, already the leader in the U.S. and the world, became the largest supplier of loss prevention products to retailers in the European market.

         In connection with the acquisition of ALPS, the Company acquired the ASH Group's interest of approximately 30% in Security Tag. Prior to June 1993, the Company distributed Security Tag's products outside North and South America under an exclusive distribution agreement between the Company and Security Tag. In June 1993, the Company acquired the remaining interest in Security Tag (approximately 70%).

         Another of the Company's strategic objectives is to work closely with manufacturers and retailers to develop and implement source labeling and source tagging programs. Source labeling and source tagging are processes whereby the label or tag is affixed to the merchandise to be protected at the point of manufacture rather than at the retail store. Several large U.S. retailers have signed agreements with the Company to purchase the Company's Ultra-Max(R) equipment in connection with the implementation by such retailers of source labeling programs with their respective manufacturers, and a number of other U.S. retailers are exploring similar programs with the Company.

         In March 1993, the National Association of Recording Merchandisers ("NARM") recommended the Company's acousto-magnetic Ultra-Max product line as the industry standard for use in source labeling of pre-recorded music in the U.S. The Company has committed to NARM that it would license its acousto-magnetic technology in the U.S. to other companies supplying the music industry. In November 1993, the six major music manufacturers objected to implementing EAS source labeling of pre-recorded music using the Company's acousto-magnetic technology as recommended by NARM, principally on the grounds of test results obtained by the manufacturers purporting to show degradation of the sound quality of certain audio cassette tapes from the magnetic deactivation devices used. Compact discs, which are the most subject to shrinkage of the pre-recorded music formats carried by music retailers, have not been subject to any controversy over alleged degradation in sound quality. The manufacturers also expressed concerns relating to possible problems with label placement and automated manufacturing processes. NARM is currently in the process of evaluating the test reports furnished by the manufacturers in support of their position. While there can be no assurance as to the outcome of the NARM program, music retailers are continuing to expand their use of the Company's acousto-magnetic Ultra-Max products. Sales to U.S. music retailers account for approximately 3% of the Company's total consolidated revenues.

         The Company is a Delaware corporation organized in 1968 to succeed its predecessor, an Ohio corporation founded in 1966. The Company's principal executive offices are located at 500 N.W. 12th Avenue, Deerfield Beach, Florida 33442 and its telephone number is (305) 420-2000. Unless the context otherwise requires, the term "the Company" refers to the Company and its subsidiaries.

                        CONDENSED FINANCIAL INFORMATION

INTRODUCTORY NOTES

         The two tables presented below set forth certain condensed historical financial information and unaudited condensed pro forma combined financial information for Sensormatic after giving effect to the acquisition of ALPS, using the purchase method as if such acquisition had been consummated, with respect to the statements of income, on July 1, 1992. (Sensormatic's historical balance sheet at September 30, 1993, incorporated herein by reference, reflects the acquisition of ALPS as it occurred on July 29, 1992. See "Sensormatic Selected Historical Financial Information".) Additionally, the unaudited condensed pro forma combined financial information gives effect to the merger with Security Tag, using the purchase method, as if such merger were consummated, with respect to the summary of operations data, as of July 1, 1992. (Sensormatic's historical balance sheet at September 30, 1993, incorporated herein by reference, also reflects the merger with Security Tag as it occurred on June 17, 1993. See "Sensormatic Selected Historical Financial Information".) The condensed historical financial information of Sensormatic set forth in the first table with respect to the three months ended September 30, 1993 is not necessarily indicative of the results expected for the full year. The information contained in the second table does not purport to be indicative of the results of operations of Sensormatic which may have been obtained had the acquisition of ALPS and the merger with Security Tag been consummated on the dates assumed.

||
             SENSORMATIC CONDENSED HISTORICAL FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                       THREE MONTHS ENDED
                                                    YEARS ENDED MAY 31,                YEAR ENDED          SEPTEMBER 30,
                                     -------------------------------------------------  JUNE 30,      ------------------------
                                         1989        1990         1991        1992       1993(1)(2)       1992          1993
                                         ----        ----         ----        ----       ----             ----          ----
                                                            (in thousands, except per share amounts)
 SUMMARY OF OPERATIONS DATA:
 Total revenues  . . . . . . . . . .  $150,904     $191,267    $239,165     $309,878      $487,319   $119,717   $  143,284
 Operating income  . . . . . . . . .    16,726       22,796      29,336       43,562        71,008     14,256       22,270
 Income from continuing operations .    16,708       20,027      24,711       31,526        54,084     10,891       14,806
 Net income  . . . . . . . . . . . .    16,688       20,027      24,670       31,526        54,084     10,891       14,806
 Primary earnings per common
     share(3):
        Continuing operations  . . .  $   0.40     $   0.48    $   0.60     $   0.73      $   0.97   $   0.21   $     0.25
        Net income . . . . . . . . .      0.40         0.48        0.60         0.73          0.97       0.21         0.25
 Fully diluted earnings per
    common share(3):
        Continuing operations  . . .      0.40         0.48        0.60         0.73          0.93       0.21         0.24
        Net income   . . . . . . . .      0.40         0.48        0.60         0.73          0.93       0.21         0.24
 Cash dividends per common share(3)      0.033        0.123        0.20         0.20          0.15 (4)   0.05         0.05
 BALANCE SHEET DATA (AT END OF
 PERIOD):
 Cash and marketable securities  . .  $ 53,126     $ 26,885    $102,481     $ 62,692      $117,899   $  52,672  $  102,326
 Total assets  . . . . . . . . . . .   255,076      265,118     421,824      467,341       926,854     852,931   1,011,493
 Senior debt . . . . . . . . . . . .    15,539       19,966      33,729       35,574       194,224     149,429     212,709
 Convertible subordinated debentures        --           --     115,000      115,000       114,165     115,000     114,155
 Total stockholders' equity  . . . .   192,028      199,830     222,220      255,690       489,757     465,458     522,128

||___________________

(1) In fiscal 1993, the Company acquired ALPS and the outstanding common stock of Security Tag.

(2) Selected financial data for and as of the end of the one month ended June 30, 1992 is as follows: total revenues - $20,992; operating loss - $3,325; loss from continuing operations and net loss - $2,454; primary and fully diluted loss per common share from continuing operations and net loss - $.06 (see Note 3, below); total assets - $462,233; total debt - $150,268 and total stockholders' equity - $258,262.

(3)       Adjusted to reflect the three-for-two stock split in fiscal 1994.

(4) Fourth quarter dividend of $.05 per share (see Note 3, above) was declared in July 1993.

          PRELIMINARY SECOND QUARTER RESULTS

                The Company recently stated that it expects net income for the three months ended December 31, 1993 to be approximately $18.5 million, or $.29 per share, and total revenues for the quarter to be approximately $160 million, in comparison with net income of $13.6 million, or $.23 per share, and total revenues of $122 million for the three months ended December 31, 1992. See "Sensormatic Selected Historical Financial Information".

 ||                  UNAUDITED CONDENSED PRO FORMA COMBINED
                             FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                      Combined Sensormatic and ALPS            Combined Sensormatic, ALPS and Security Tag
                             ----------------------------------------------  ------------------------------------------------
                                              Three Months Ended Sept. 30,                     Three Months Ended Sept. 30,
                               Year Ended   -------------------------------     Year Ended    -------------------------------
                              June 30, 1993       1992           1993(1)     June 30, 1993(2)         1992            1993(1)
                             -------------- ---------------  --------------  ---------------  -------------------------------
 SUMMARY OF OPERATIONS DATA:
 Total revenues  . . . . . . .     $495,874        $128,272        $143,284          $510,213          $132,347     $  143,284
 Operating income  . . . . . .       70,630          13,511          22,270            70,785            13,271         22,270
 Income from continuing
    operations . . . . . . . .       54,115          10,677          14,806            53,878            10,467         14,806
 Primary earnings per
    common share from
    continuing operations(3) .     $   0.94        $   0.20        $   0.25          $   0.92          $   0.19     $     0.25
 Fully diluted earnings per
    common share from
    continuing operations(3) .         0.92            0.20            0.24              0.89              0.19           0.24

 BALANCE SHEET DATA (AT END
 OF PERIOD):
 Cash and marketable
    securities   . . . . . . .                                   $  102,326                                         $  102,326
 Total assets    . . . . . . .                                    1,011,493                                          1,011,493
 Senior debt   . . . . . . . .                                      212,709                                            212,709
 Convertible subordinated
    debentures   . . . . . . .                                      114,155                                            114,155
 Total stockholders' equity. .                                      522,128                                            522,128

||__________________

(1) Sensormatic's historical balance sheet at September 30, 1993 and income statement for the three months ended September 30, 1993 reflect the acquisition of ALPS and the merger with Security Tag, which occurred on July 29, 1992 and June 17, 1993, respectively. Accordingly, historical balance sheet and income statement information have been presented in lieu of summary pro forma information as of and for the three months ended September 30, 1993.

(2)      Includes Security Tag for the year ended March 31, 1993.

(3)      Adjusted to reflect the three-for-two stock split in fiscal 1994.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONDENSED PRO FORMA COMBINED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

               HISTORICAL COMBINED FINANCIAL CONDITION AT SEPTEMBER 30, 1993 Following the acquisition of ALPS and after giving effect to the merger with Security Tag, the financial condition of the Company remained strong. As of September 30, 1993, cash and marketable securities were approximately $102.3 million and the debt-to-equity ratio of the Company was .63 to 1.0.

                 HISTORICAL THREE MONTHS ENDED SEPTEMBER 30, 1993 COMPARED TO PRO FORMA THREE MONTHS ENDED SEPTEMBER 30, 1992. Historical combined revenues of $143.3 million for the three months ended September 30, 1993 increased $10.9 million or 8.3% over the pro forma combined revenues for the three months ended September 30, 1992, after giving effect to the acquisition of ALPS and the merger with Security Tag. The revenue growth resulted from an increase in worldwide Sensormatic and ALPS revenues, primarily from higher retail EAS and CCTV revenues and higher revenues from Sensormatic's Commercial/Industrial Group, which markets EAS, CCTV and access control systems to non-retail customers; offset in part by the effect on the local currency revenues of Sensormatic's international subsidiaries and ALPS when translated into U.S. dollars for financial statement purposes caused by the stronger average U.S. dollar (in relation to the local currencies of Sensormatic's international subsidiaries and ALPS, in the aggregate) throughout the quarter ended September 30, 1993, compared to the quarter ended September 30, 1992.

                 The 68% increase in historical combined operating income for the three months ended September 30, 1993, compared to pro forma combined operating income for the three months ended September 30, 1992, occurred principally due to an increase in revenues and an improvement in combined gross profit on revenues from 53% to 55%, primarily attributable to Sensormatic and ALPS. Combined operating expenses as a percentage of revenues increased from 43% to 46%.

                 Combined historical other income decreased $3.2 million in the first three months of fiscal 1994 compared to the pro forma combined other income for the first three months of fiscal 1993, principally due to the decrease in interest income earned by Sensormatic and ALPS on trade receivables under deferred terms and installment contract obligations and on net investment in sales-type leases, and increased interest expense due to higher borrowings. The effective tax rate on combined pretax income from continuing operations for the first three months of fiscal 1994 remained flat at 25% when compared to the three months ended September 30, 1992.

                 Historical combined income from continuing operations (and related fully diluted earnings per share) for the first three months of fiscal 1994 increased $4.3 million (and $0.05), versus pro forma combined income from continuing operations for the three months ended September 30, 1992, and outpaced revenue growth based primarily on the factors previously discussed.


                                USE OF PROCEEDS

                 This Prospectus relates to Shares of Common Stock of the Company which may be offered and issued by the Company from time to time in the acquisition of other businesses or assets, or interests therein. Other than the businesses or assets acquired, there will be no proceeds to the Company from these offerings, nor will the Company receive any proceeds from any resales of Shares by Selling Stockholders. In instances where the Company agrees to guaranty that the aggregate net proceeds from sales of Shares sold by Selling Stockholders will not be less than the valuation used for the issuance of such Shares, the Company may be required to issue additional Shares under this Prospectus or to make a cash payment to make up any shortfall (including any shortfall attributable to brokers' commissions and selling expenses).

                    PRO FORMA COMBINED FINANCIAL INFORMATION
                            OF SENSORMATIC AND ALPS

INTRODUCTORY NOTE

                 The following tables set forth certain unaudited condensed pro forma combined financial information for Sensormatic after giving effect to the acquisition of ALPS, using the purchase method as if such acquisition had been consummated, with respect to the statements of income, on July 1, 1992. (Sensormatic's historical balance sheet at September 30, 1993, incorporated herein by reference, reflects the acquisition of ALPS as it occurred on July 29, 1992, and, therefore, a pro forma balance sheet has not been presented.
See "Sensormatic Selected Historical Financial Information" in this Prospectus.) The information contained in the following tables does not purport to be indicative of the results of operations of Sensormatic which may have been obtained had the acquisition been consummated on the date assumed.

                 ALPS's financial information contained in these pro forma financial statements has been derived from the financial statements of ALPS prepared in accordance with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") and stated in pounds sterling. Such financial information has been adjusted to comply with applicable accounting principles generally accepted in the United States ("U.S. GAAP"). Significant differences between U.K. GAAP and U.S. GAAP are discussed in the historical financial statements and the notes thereto of ALPS incorporated herein by reference.

                 This information should be read in conjunction with the historical consolidated financial statements and accompanying notes of Sensormatic contained in its Annual Report on Form 10-K for the fiscal year ended June 30, 1993 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, each of which is incorporated herein by reference, and the historical financial statements and accompanying notes of ALPS contained elsewhere herein and in Sensormatic's Prospectus, dated July 22, 1992 (File Number 33-47824), incorporated herein by reference. See "Incorporation of Certain Documents by Reference". See also "Unaudited Condensed Pro Forma Combined Information -- Management's Discussion and Analysis of Condensed Pro Forma Combined Financial Condition and Results of Operations" elsewhere in this Prospectus.

           UNAUDITED CONDENSED PRO FORMA COMBINED STATEMENT OF INCOME
                            YEAR ENDED JUNE 30, 1993
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                                    COMBINED
                                                                                  PRO FORMA        SENSORMATIC
                                               SENSORMATIC(1)  ALPS(1)          ADJUSTMENTS         AND ALPS
                                                -----------  -----------   --------------------  ------------
 Total revenues  . . . . . . . . . . . . . .   $   487,319   $    9,469    $     (914)(a)        $    495,874
 Cost of revenues  . . . . . . . . . . . . .       203,532        4,896                               208,428
 Operating expenses  . . . . . . . . . . . .       212,779        4,092           (55) (b)(e)         216,816
                                               -----------   ----------    ----------            ------------
 Operating income  . . . . . . . . . . . . .        71,008          481          (859)                 70,630

 Other income (expenses), net  . . . . . . .           976         (388)          958(a)(c)(d)          1,546
                                               ------------  ----------    ----------            ------------
 Income from continuing
    operations before
    income taxes . . . . . . . . . . . . . .        71,984           93            99                  72,176
 Provision for income taxes  . . . . . . . .        17,900           42           119(f)               18,061
                                               -----------   ----------    ----------            ------------

 Income from continuing
    operations . . . . . . . . . . . . . . .   $    54,084   $       51    $      (20)           $     54,115
                                               ===========   ==========    ===========           ============
 Primary earnings per common
    share from continuing
    operations(2)  . . . . . . . . . . . . .   $      0.97                                       $       0.94
 Fully diluted earnings per
    common share from continuing
    operations(2)  . . . . . . . . . . . . .   $      0.93                                       $       0.92
 Common shares used in the
    computation of(2):
    Primary earnings per common share
      from continuing operations . . . . . .        56,028                                             57,378
    Fully diluted earnings per common
      share from continuing operations  . . .       63,633                                             64,983

||

(1) The ALPS information reflects the pre-acquisition operating results of ALPS (i.e. operating results for the period from July 1, 1992 to July 29, 1992). The Sensormatic information reflects the post-acquisition results of ALPS (i.e. operating results for the period from July 30, 1992 to June 30, 1993).

(2)      Adjusted to reflect the three-for-two stock split in fiscal 1994.

         See Accompanying Notes to Unaudited Condensed Pro Forma Combined Financial Information of Sensormatic and ALPS.

  ||                 UNAUDITED CONDENSED PRO FORMA COMBINED
                             STATEMENTS OF INCOME
                     Three Months Ended September 30, 1992
                    (in thousands, except per share amounts)


                                                                                                   Combined
                                                                              Pro Forma          Sensormatic
                                             Sensormatic(1)  ALPS(1)          Adjustments           and ALPS
                                             ------------   --------   ----------------------   ------------

 Total revenues  . . . . . . . . . . . . .    $  119,717    $  9,469    $        (914)(a)          $  128,272
 Cost of revenues  . . . . . . . . . . . .        54,975       4,896                                   59,871
 Operating expenses  . . . . . . . . . . .        50,486       4,092              312 (b)              54,890
                                              ----------    --------     ------------             -----------
 Operating income  . . . . . . . . . . . .        14,256         481           (1,226)                 13,511
 Other income (expenses), net  . . . . . .           135        (388)             958 (a)(c)(d)           705
                                              -----------   --------     ------------             -----------
  Income from continuing operations
    before income taxes  . . . . . . . . .        14,391          93             (268)                 14,216
 Provision for income taxes  . . . . . . .         3,500          42               (3)(f)               3,539
                                              ----------    --------     ------------             ------------
  Income from continuing
    operations . . . . . . . . . . . . . .    $   10,891    $     51    $        (265)           $     10,677
                                              ==========    ========    ============             ============
 Primary earnings per common share from
    continuing operations(2) . . . . . . .    $     0.21                                         $       0.20
 Fully diluted earnings per common share
 from continuing operations(2)                      0.21                                                 0.20
 Common shares used in the computation
 of(2):
    Primary earnings per common share
      from continuing operations . . . . .        51,961                                               53,312
    Fully diluted earnings per common share
      from continuing operations . . . . .        59,302                                               60,653

||

(1) The ALPS information reflects the pre-acquisition operating results of ALPS (i.e. operating results for the period from July 1, 1992 to July 29, 1992). The Sensormatic information reflects the post-acquisition operating results of ALPS (i.e. operating results for the period from July 30, 1992 to September 30, 1992).

(2)      Adjusted to reflect the three-for-two stock split in fiscal 1994.

         See Accompanying Notes to Unaudited Condensed Pro Forma Combined Financial Information of Sensormatic and ALPS.


                NOTES TO UNAUDITED CONDENSED PRO FORMA COMBINED
                 FINANCIAL INFORMATION OF SENSORMATIC AND ALPS

1.  BASIS OF PRESENTATION

             The statement of income of ALPS has been translated using the average exchange rate in effect during the relevant period. This rate, expressed in dollars per L.1.00, was $1.92 for the period from July 1, 1992 to July 29, 1992.


2.  PRO FORMA ADJUSTMENTS

             The following pro forma adjustments have been made:

             (a) Adjustment to reclassify interest income earned by ALPS on internally financed sales-type leases to conform to Sensormatic's financial statement presentation. This adjustment was approximately $914,000 for the period from July 1, 1992 to July 29, 1992.

             (b) Adjustment to record the amortization of the costs in excess of net assets acquired (approximately $198.0 million) related to the ALPS acquisition over 40 years. This adjustment was approximately $312,000 for the period from July 1, 1992 to July 29, 1992, net of the elimination of ALPS historical amortization of costs in excess of net assets acquired of approximately $101,000.

             (c) Adjustment to reverse the interest expense related to the debt of ALPS assumed by ASH prior to the acquisition of ALPS. This adjustment was approximately $374,000 for the period from July 1, 1992 to July 29, 1992.

             (d) Adjustment to record interest expense related to the $96.1 million of bank debt, at 4.125% per annum, incurred to partially fund the acquisition of ALPS. This adjustment was approximately $330,000 for the period from July 1, 1992 to July 29, 1992.

             (e) Adjustment to record an estimate of the cost savings associated with the implementation by Sensormatic of a formal plan to eliminate duplicative administrative functions and other overhead costs arising from the acquisition of ALPS. This adjustment was approximately $367,000 for the year ended June 30, 1993.

             (f) Adjustment to record the income tax effect of the pro forma adjustments, as applicable.

             SENSORMATIC SELECTED HISTORICAL FINANCIAL INFORMATION

           The selected historical financial information presented below for and as of the end of each of the four years in the period ended May 31, 1992, the one month ended June 30, 1992 and the year ended June 30, 1993, with the exception of balance sheet data as of June 30, 1992 and other data, is derived from the Consolidated Financial Statements of Sensormatic, which financial statements have been audited by Ernst & Young, independent certified public accountants. The Consolidated Financial Statements as of June 30, 1993 and May 31, 1992, and for each of the three years ended May 31, 1991, May 31, 1992 and June 30, 1993 and the one month ended June 30, 1992, and the report of Ernst & Young thereon, are included in Sensormatic's Annual Report on Form 10-K for the fiscal year ended June 30, 1993 (File Number 0-3953), incorporated herein by reference. The selected historical financial information presented below as of September 30, 1993 and for the three months ended September 30, 1992 and 1993, with the exception of balance sheet data as of September 30, 1992 and other data, is derived from the unaudited condensed consolidated financial statements of Sensormatic, included in Sensormatic's Quarterly Report on Form 10-Q for the quarter ended September 30, 1993 (File Number 0-3953), incorporated herein by reference, which in the opinion of Sensormatic management includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein. This selected historical financial information should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated herein by reference. The results of operations for the three months ended September 30, 1993 are not necessarily indicative of results that can be expected for the full year.

                                                                                 YEAR ENDED    THREE MONTHS ENDED
                                              YEARS ENDED MAY 31,                 JUNE 30,        SEPTEMBER 30,
                                -----------------------------------------------              -----------------------
                                    1989       1990        1991        1992       1993 (1)(2)       1992          1993
                                    ----       ----        ----        ----       ----          ----          ----
                                                      (in thousands, except per share amounts)
 SUMMARY OF OPERATIONS DATA:
 Total revenues  . . . . . . .    $150,904   $191,267     $239,165    $309,878    $487,319     $119,717    $143,284
 Cost of revenues  . . . . . .      68,368     86,749      106,523     134,723     203,532       54,975      59,006
 Operating expenses  . . . . .      65,810     81,722      103,306     131,593     212,779       50,486      62,008
                                  --------   --------     --------    --------    --------     --------    --------
 Operating income  . . . . . .      16,726     22,796       29,336      43,562      71,008       14,256      22,270
 Other income (expenses), net        4,382      2,231        1,875      (2,536)        976          135      (2,464)
                                  --------   --------     --------    --------   ---------     --------    --------
 Income from continuing
 operations
 before income taxes  . . .         21,108     25,027       31,211      41,026      71,984       14,391      19,806
 Provision for income taxes  .       4,400      5,000        6,500       9,500      17,900        3,500       5,000
                                -----------    ------   ----------- ----------- ----------   -----------    -------
 Income from continuing
 operations  . . . . . . . . .  $   16,708  $  20,027   $   24,711  $   31,526  $   54,084   $   10,891  $   14,806
                                ==========  =========   ==========  ==========  ==========   ==========  ==========
 Primary earnings per common
 share from continuing
 operations(3) . . . . . . . .  $     0.40  $    0.48   $     0.60  $     0.73  $     0.97   $     0.21  $     0.25
 Fully diluted earnings per
 common share from continuing
    operations(3)  . . . . . .        0.40       0.48         0.60        0.73        0.93         0.21        0.24
 Common shares used in the
    computation of(3):
     Primary earnings per
         common share from
         continuing operations      41,725     41,722       41,242      43,075      56,028       51,961      60,271
     Fully diluted earnings per
        common share from
        continuing operations       42,028     42,004       41,372      50,479      63,633       59,302      67,588
 Cash dividends per common
   share(3)  . . . . . . . . .   $   0.033  $   0.123   $     0.20  $     0.20  $     0.15   (4) $ 0.05  $     0.05


                                                                                               THREE MONTHS ENDED
                                              YEARS ENDED MAY 31,                YEAR ENDED       SEPTEMBER 30,
                                -----------------------------------------------    JUNE 30,  -----------------------
                                    1989       1990        1991        1992       1993(1),(2)   1992          1993
                                    ----       ----        ----        ----       ----          ----          ----
                                                      (in thousands, except per share amounts)
 OTHER DATA:
 Capital expenditures, net(5)    $   5,761   $  8,060    $  14,218   $  14,824   $  25,725    $   2,540   $  18,173
 Increase in revenue
    equipment and inventories,
    net(5) . . . . . . . . . .      26,479      9,526       35,911      23,925      42,615        6,281       1,443
 Systems installed . . . . . .        12.0       18.0         17.4        23.6        51.9         12.0        13.2
 Reusable tags sold or leased       50,000     40,000       65,000      75,000     101,000       19,000      30,000
 Disposable labels sold  . . .     205,000    350,000      650,000     750,000   1,100,000      206,000     292,000
 CCTV domes installed  . . . .         5.2        6.3          4.0         8.0        10.0          3.8         3.6

 BALANCE SHEET DATA (AT END OF
 PERIOD):
 Cash and marketable securities   $ 53,126   $ 26,885     $102,481    $ 62,692   $ 117,899     $ 52, 672  $ 102,326
 Net property, plant and
   equipment . . . . . . . . .      40,402     49,662       65,404      83,543     121,103       122,476    139,351

 Total assets  . . . . . . . .     255,076    265,118      421,824     467,341     926,854       852,931  1,011,493
 Senior debt . . . . . . . . .      15,539     19,966       33,729      35,574     194,224       149,429    212,709
 Convertible subordinated
    debentures . . . . . . . .          --         --      115,000     115,000     114,165       115,000    114,155
 Total stockholders' equity  .     192,028    199,830      222,220     255,690     489,757       465,458    522,128

||

________________________________________

(1) In fiscal 1993, the Company acquired ALPS and the outstanding common stock of Security Tag.

(2) Selected financial data for Sensormatic for and as of the end of the one month ended June 30, 1992 is as follows (in thousands, except per share amounts): total revenues - $20,992; operating loss - $3,325; loss from continuing operations - $2,454; loss from continuing operations per common share - $.06 (see Note 3, below); total assets - $462,233; senior debt - $35,268; convertible subordinated debentures - $115,000; total stockholders' equity - $258,262; and no cash dividends were declared for such period.

(3)      Adjusted to reflect the three-for-two stock split in fiscal
         1994.

(4) Fourth quarter dividend of $.05 per share (see Note 3, above) was declared in July 1993.

(5) Excludes effects of acquisitions and foreign currency translation adjustments.


         See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Sensormatic" contained in Sensormatic's Annual Report on Form 10-K for the fiscal year ended June 30, 1993, and Quarterly Report on Form 10-Q for the quarter ended September 30, 1993, which are incorporated herein by reference.


                   _________________________________________

PRELIMINARY SECOND QUARTER RESULTS

                 The Company recently stated that it expects net income for the three months ended December 31, 1993 to be approximately $18.5 million, or $.29 per share, and total revenues for the quarter to be approximately $160 million, in comparison with net income of $13.6 million, or $.23 per share, and total revenues of $122 million for the three months ended December 31, 1992. For the six months ended December 31, 1993, it is expected that net income will be approximately $33.5 million, or $.53 per share, and that total revenues will be approximately $303 million, compared with net income of $24.5 million, or $.44 per share, and total revenues of $241.8 million for the comparable prior period.

                 ALPS SELECTED HISTORICAL FINANCIAL INFORMATION


                 The selected historical financial information presented below for and as of the end of each of the three years in the period ended November 30, 1991 is derived from the Combined Financial Statements of ALPS, which financial statements have been audited by BDO Binder Hamlyn (internationally BDO Binder), Chartered Accountants. The Combined Financial Statements as of November 30, 1990 and 1991, and for each of the three years in the period ended November 30, 1991, and the report of BDO Binder Hamlyn, Chartered Accountants thereon, are included in Sensormatic's Prospectus dated July 22, 1992 (File number 33-47824), incorporated herein by reference. The selected historical financial information presented below as of May 31, 1992 and for the periods in the six months ended May 31, 1991 and 1992 is derived from the unaudited condensed historical Combined Financial Statements of ALPS included elsewhere in this Prospectus which in the opinion of ALPS's management includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the information set forth therein. This selected historical financial information should be read in conjunction with the combined financial statements, related notes and other financial information included elsewhere in this Prospectus and incorporated herein by reference. The results of operations for the six months ended May 31, 1992 are not necessarily indicative of results that can be expected for the full year.

                 ALPS's historical Combined Financial Statements are prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. In making commercial decisions on various transactions, including acquisitions and dispositions, ALPS's management considered the presentation of these transactions in its historical Combined Financial Statements under U.K. GAAP. If ALPS had reported its financial results in accordance with U.S. GAAP, management may have made different commercial decisions on such transactions or may have structured such transactions differently. A summary of the significant differences between U.K. GAAP and U.S. GAAP relevant to ALPS, together with reconciliations of net income (loss) and shareholders' equity, are set forth in Note 20 of the ALPS Notes to Combined Financial Statements incorporated herein by reference.

                                                                                                SIX MONTHS ENDED
                                                         YEARS ENDED NOVEMBER 30,                    MAY 31,
                                                 ---------------------------------------   ----------------------------
                                                   1989      1990      1991       1991      1991      1992      1992
                                                   ----      ----      ----       ----      ----      ----      ----
                                                                             (IN THOUSANDS)
SUMMARY OF OPERATIONS DATA:
U.K. GAAP:
Total revenues  . . . . . . . . . . . . . . . .  L.34,483 L. 51,257 L. 60,196 $   89,692 L. 29,182 L. 31,343 $  46,701
Cost of revenues  . . . . . . . . . . . . . . .    16,266    24,313    29,326     43,696    14,030    15,737    23,448
Operating expenses  . . . . . . . . . . . . . .    10,369    16,585    19,909     29,664    10,700    12,658    18,860
                                                   ------    ------    ------ ---------- --------- --------- ---------
Operating income  . . . . . . . . . . . . . . .     7,848    10,359    10,961     16,332     4,452     2,948     4,393
Other expenses, net . . . . . . . . . . . . . .     1,070     2,625     3,344      4,983     1,204     1,317     1,962
                                                    -----     -----    ------  --------- --------- --------- ---------
Income from continuing operations before
  income taxes, minority interest and
extraordinary
  item  . . . . . . . . . . . . . . . . . . . .     6,778     7,734     7,617     11,349     3,248     1,631     2,430
Provision for income taxes  . . . . . . . . . .       194       727     7,707     11,483     3,091       676     1,007
Minority interest . . . . . . . . . . . . . . .       (80)      (29)      (38)       (57)      (46)      (29)      (43)
                                                      ---       ---       --- ---------- --------- --------- ---------
Income (loss) from continuing operations before
  extraordinary items . . . . . . . . . . . . .  L. 6,504 L.  6,978 L.   (128)$     (191)L.    111 L.    926 $   1,380
                                                 ======== ========= ========= ========== ========= ========= =========
Cash dividends paid . . . . . . . . . . . . . .  L. 5,300        --  L. 5,200 $    7,748 L.     -- L.     -- $      --
                                                 ========  ======== ========= ========== ========= ========= ========
U.S. GAAP:
Total revenues  . . . . . . . . . . . . . . . .  L.34,483 L. 51,257 L. 60,196 $   89,692 L. 29,182 L. 31,343 $  46,701
Income from continuing operations . . . . . . .     3,133     3,166     4,153      6,188     1,680       682     1,015

BALANCE SHEET DATA (AT END OF PERIOD):
U.K. GAAP:
Cash  . . . . . . . . . . . . . . . . . . . . .  L.   241 L.    318 L.    587 $      875 L.  3,772 L.    849 $   1,265
Net property, plant and equipment . . . . . . .     8,960    13,442    15,870     23,646    14,685    15,875    23,654
Total assets  . . . . . . . . . . . . . . . . .    50,292    82,253    94,816    141,276    99,375   111,902   166,734
Long term debt  . . . . . . . . . . . . . . . .     3,785    12,326    11,084     16,515    20,661    25,703    38,297
Total shareholders' equity  . . . . . . . . . .     3,690    10,533     8,031     11,966    11,910     9,748    14,525
U.S. GAAP:
Total assets  . . . . . . . . . . . . . . . . .    60,283    92,715   106,861    159,223   111,872   123,653   184,243
Long term debt  . . . . . . . . . . . . . . . .     3,785    12,326    11,084     16,515    20,661    25,703    38,297
Total shareholders' equity  . . . . . . . . . .     8,497    13,563    18,377     27,382    20,324    19,800    29,502

||

See "Management's Discussion and Analysis of Financial Condition and Results of Operations of ALP" contained in Sensormatic's Prospectus, dated July 22, 1992 (File Number 33-47824), incorporated herein by reference.


         The amounts relating to the periods ended November 30, 1991 and May 31, 1992 have been expressed in U.S. dollars ($), solely for the purpose of convenience, using the Noon Buying Rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York in effect on January 14, 1994. This was $1.49 = L.1.00. On January 18, 1994, the Noon Buying Rate was $1.50 = L.1.00.

                                 LEGAL OPINIONS

                 The validity of the Shares offered hereby will be passed upon for the Company by Christy & Viener, New York, New York. Jerome M. LeWine, Esq., a partner in the firm of Christy & Viener participating in the work on this matter, is a director of the Company. Mr. LeWine owns 12,000 shares of Common Stock of the Company and holds options to purchase 172,500 shares of Common Stock of the Company.

                                    EXPERTS

                 The consolidated financial statements of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended June 30, 1993, have been audited by Ernst & Young, independent certified public accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                 The combined financial statements of ALPS as of November 30, 1990 and 1991 and for each of the three years in the period ended November 30, 1991, appearing in the Company's Prospectus, dated July 22, 1992 (File No. 33-47824), have been audited by BDO Binder Hamlyn (Internationally BDO Binder), Chartered Accountants, as set forth in their report thereon incorporated herein by reference, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                 INDEX TO HISTORICAL ALPS FINANCIAL STATEMENTS



                                                                                                              Page 1

Combined condensed balance sheet as of May 31, 1992 (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . F-2

Combined condensed statements of operations for the six months ended May 31,
    1991 and 1992 (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-3

Combined condensed statements of cash flows for the six months ended May 31,
    1991 and 1992 (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . F-4

Notes to the combined condensed financial statements for the six months ended
   May 31, 1991 and 1992 (unaudited) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-5


                                     ALPS
                        COMBINED CONDENSED BALANCE SHEET
                               AS OF MAY 31, 1992
                                  (UNAUDITED)

                                                                                                          L.'000       $'000
                                                                                                       -----------  -----------
 ASSETS
 Current assets:
    Cash . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                        849        1,265
    Accounts and notes receivable, prepayments and accrued income, net . . . . . . . .                     25,021       37,281
    Inventories. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     17,051       25,406
                                                                                                       ----------   ----------
       Total current assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     42,921       63,952
 Long term accounts and notes receivable . . . . . . . . . . . . . . . . . . . . . . .                     49,452       73,683
 Investment in related company . . . . . . . . . . . . . . . . . . . . . . . . . . . .                      2,744        4,089
 Property and equipment, net . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                     15,875       23,654
 Development expenditure   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                        910        1,356
                                                                                                       ----------   ----------
          Total assets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                    111,902      166,734
                                                                                                       ==========   ==========

 LIABILITIES AND COMBINED SHAREHOLDERS' EQUITY
 Current liabilities:
    Short term debt  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                       29,895       44,544
    Accounts payable and accrued liabilities   . . . . . . . . . . . . . . . . . . .                       23,147       34,489
    Related company--Security Tag Systems Inc.   . . . . . . . . . . . . . . . . . .                        1,204        1,794
                                                                                                       ----------   ----------
       Total current liabilities  . . . . . . . . . . . . . . . . . . . . . . . . .                        54,246       80,827
 Amounts due to ASH   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                        34,859       51,940
 Long term debt     . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                         4,593        6,844
 Deferred income taxes payable and other long term liabilities. . . . . . . . . . .                         8,335       12,419
 Minority interest    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                           121          180
 Combined shareholders' equity:
    Ordinary shares   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                         6,228        9,280
    Additional paid-in capital  . . . . . . . . . . . . . . . . . . . . . . . . . .                         1,943        2,895
    Retained earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                          1,577        2,350
                                                                                                       ----------   ----------
       Total combined shareholders' equity . . . . . . . . . . . . . . . . . . . .                          9,748       14,525
                                                                                                       ----------   ----------
          Total liabilities and combined shareholders' equity  . . . . . . . . . .                        111,902      166,734
                                                                                                       ==========   ==========

 Estimated adjustments to restate combined shareholders' equity in accordance with U.S. GAAP:
       Total combined shareholders' equity in accordance with U.K. GAAP . . . . . .                         9,748       14,525
                                                                                                           ------       ------
       Goodwill . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                         9,504       14,161
       Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . .                        (1,699)      (2,532)
       Development costs    . . . . . . . . . . . . . . . . . . . . . . . . . . . .                          (441)        (657)
       Goodwill on related companies. . . . . . . . . . . . . . . . . . . . . . . .                         2,688        4,005
                                                                                                       ----------   ----------
                                                                                                           10,052       14,977
                                                                                                       ----------   ----------
 Estimated combined shareholders' equity in accordance with U.S. GAAP . . . . . . .                        19,800       29,502
                                                                                                       ==========   ==========

||

                     The amounts relating to the period ended May 31, 1992 have been expressed in U.S. dollars ($), solely for the purpose of convenience, using the Noon Buying Rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York in effect on January 14, 1994. This was $1.49 = L.1.00. On January 18, 1994, the Noon Buying Rate was $1.50 = L.1.00.
                            See accompanying notes.

                                      ALPS

                  COMBINED CONDENSED STATEMENTS OF OPERATIONS
                   FOR SIX MONTHS ENDED MAY 31, 1991 AND 1992
                                  (UNAUDITED)

                                                                                    1991           1992         1992
                                                                                  --------      ---------    ---------
                                                                                   L.'000          L.'000       $'000
Net sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29,182          31,343       46,701
Cost of sales . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14,030          15,737       23,448
                                                                                   ------          ------       ------
Gross profit on sales   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15,152          15,606       23,253
Selling, general and administrative expenses  . . . . . . . . . . . . . . . . . .  10,700          12,658       18,860
                                                                                   ------          ------       ------
Operating income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4,452           2,948        4,393
Share of related company results . . . . . . . . . . . . . . . . . . . . . . . .      110              90          134
Interest expense . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    1,314           1,407        2,096
                                                                                  -------          ------       ------
Income before income taxes and minority interest and extraordinary items  . . . .   3,248           1,631        2,430
Provision for income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . .  (3,091)           (676)      (1,007)
Minority interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (46)            (29)         (43)
Extraordinary items . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (193)             --           --
                                                                                  --------         ------       ------
Net income (loss) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (82)            926        1,380
                                                                                  =======         =======       ======
Estimated adjustments to restate net income (loss) in accordance with
   U.S. GAAP:
     Estimated net income (loss) in accordance with U.K. GAAP   . . . . . . . . .     (82)            926        1,380
                                                                                   ------          ------      -------
     Development costs  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (132)             --           --
     Amortization of goodwill . . . . . . . . . . . . . . . . . . . . . . . . . .    (275)           (275)        (410)
     Amortization of goodwill on related company  . . . . . . . . . . . . . . . .     (45)            (45)         (67)
     Extraordinary items  . . . . . . . . . . . . . . . . . . . . . . . . . . . .     193              --           --
     Deferred income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . .   2,021              76          113
                                                                                  --------        -------      -------
                                                                                    1,762            (244)        (365)
                                                                                  -------         --------     -------
Estimated net income in accordance with U.S. GAAP . . . . . . . . . . . . . . . .   1,680             682        1,015
                                                                                  =======          ======      =======





                            See accompanying notes.

||

                                      ALPS

                  COMBINED CONDENSED STATEMENTS OF CASH FLOWS
                   FOR SIX MONTHS ENDED MAY 31, 1991 AND 1992
                                  (UNAUDITED)



                                                                               1991              1992             1992
                                                                       ---------------    -------------   ---------------
                                                                            L.'000            L.'000           $'000
 Cash flows from operating activities:
    Net income (loss) . . . . . . . . . . . . . . . . . . . . . .                  (82)             926             1,380
    Adjustments to reconcile net income (loss) to cash
       provided (used) by operations:
         Depreciation and amortization. . . . . . . . . . . . . .                1,239            1,540             2,295
         Shares of related companies' results . . . . . . . . . .                 (110)             (90)             (134)
         Net changes in operating assets and liabilities                           295          (10,289)          (15,331)
                                                                       ---------------    -------------   ---------------

 Net cash provided (used) by operating activities   . . . . . . .                1,342           (7,913)          (11,790)

 Cash flows from investing activity:
    Increase in property and equipment, net . . . . . . . . . . .               (2,424)          (1,545)           (2,302)

 Cash flows from financing activities:
    Repayments to ASH . . . . . . . . . . . . . . . . . . . . . .               (7,223)         (12,752)          (19,000)
    New loans . . . . . . . . . . . . . . . . . . . . . . . . . .               10,318           21,681            32,305
    Additional share capital paid in. . . . . . . . . . . . . . .                1,441              791             1,179
                                                                       ---------------    -------------   ---------------

 Net cash provided by financing activities  . . . . . . . . . . .                4,536            9,720            14,483
                                                                       ---------------    -------------   ---------------
 Net increase in cash . . . . . . . . . . . . . . . . . . . . . .                3,454              262               390
 Cash at beginning of period  . . . . . . . . . . . . . . . . . .                  318              587               875
                                                                       ---------------    -------------   ---------------
 Cash at end of period  . . . . . . . . . . . . . . . . . . . . .                3,772              849             1,265
                                                                       ===============    =============   ===============

 Supplementary disclosure:
    Cash paid during the period for:
       Interest   . . . . . . . . . . . . . . . . . . . . . . . .                1,314            1,407             2,096
       Income taxes . . . . . . . . . . . . . . . . . . . . . . .                   --               20                30

||





                            See accompanying notes.

||

                                      ALPS

              NOTES TO THE COMBINED CONDENSED FINANCIAL STATEMENTS
                   FOR SIX MONTHS ENDED MAY 31, 1991 AND 1992
                                  (UNAUDITED)


(a) The interim combined financial information included herein is unaudited. Other than indicated herein, there have been no significant changes from the financial data set forth in the audited combined financial statements incorporated herein by reference. In the opinion of management, such unaudited information reflects all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the unaudited information shown.

         Results for interim periods are not necessarily indicative of results expected for the full year.


(b)      Accounts and notes receivable

         At May 31, 1992 accounts and notes receivable were net of an allowance for possible losses of L.4.5 million.


(c)      Inventories

         At May 31, 1992 inventories consisted of the following:

                                                                                               L.'000
                                                                                     ----------------
                          Work-in-progress  . . . . . . . . . . . . . .                           216
                          Finished goods  . . . . . . . . . . . . . . .                        16,835
                                                                                     ----------------
                                                                                               17,051
                                                                                     ================


(d)        Debt

           At May 31, 1992 debt is summarized as follows:

                                                                                               L.'000
                                                                                     ----------------

                          Bank overdrafts . . . . . . . . . . . . . . .                         8,785
                          Unsecured bank loans at variable rates
                             ranging between 9% and 15% . . . . . . . .                        25,631
                          Obligations under finance lease contracts . .                            72
                                                                                     ----------------
                                                                                               34,488
                          Less:  current portion  . . . . . . . . . . .                        29,895
                                                                                     ----------------
                          Long term portion . . . . . . . . . . . . . .                         4,593
                                                                                     ================

||

                                                                    Draft 011794

                                    PART II

INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           Article TENTH of the Registrant's Restated Certificate of Incorporation and Article IX of the Registrant's By-Laws provide for indemnification of officers and directors of the Registrant, to the fullest extent permitted by applicable law, for expenses, liabilities and losses actually and reasonably incurred by them in connection with actual or threatened claims, actions, suits or proceedings by reason of the fact that such persons are or were officers or directors of the Registrant. Such indemnification right includes the right to receive payment in advance of expenses incurred by the persons seeking indemnification in connection with claims, actions, suits or proceedings, to the fullest extent consistent with applicable law. The By-Laws provide that the right to indemnification is a contract right and authorize the Registrant to obtain insurance to effect indemnification. Section 145 of the General Corporation Law of the State of Delaware grants each corporation organized thereunder, such as the Registrant, express powers to indemnify its directors and officers.

           The Registrant carries directors' and officers' liability insurance covering losses up to $20,000,000 (subject to certain deductible amounts).


ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   (A)  EXHIBITS.

    EXHIBIT
    NUMBER                   DESCRIPTION OF EXHIBIT
4(a)         -       Copy of Composite Restated Certificate of Incorporation of
                     Sensormatic Electronics Corporation filed pursuant to Rule
                     232.102(c) of Regulation S-T (incorporated by reference to Exhibit 4(d) to Registration Statement on Form S-3, File
                     No. 33-61626).

4(b)         -       Copy of By-Laws of Sensormatic Electronics Corporation
                     (incorporated by reference to Exhibit 3(b) to Form 10-K for the fiscal year ended May 31, 1990 (File Number
                     0-3953)).

4(c)         -       Indenture, dated as of May 15, 1991, between the
                     Registrant and Continental Bank National Association, as
                     Trustee, relating to the Registrant's 7% Convertible
                     Subordinated Debentures due 2001 (incorporated by reference to Exhibit 4(a) to Form 10-K for the fiscal year ended May 31, 1991 (File Number 0-3953)).

4(d)         -       Note Agreement, dated as of January 15, 1993, among the
                     Registrant and the Purchasers named therein, relating to the Registrant's 8.21% Senior Notes Due January 30, 2003
                     (incorporated by reference to Exhibit 4.4 to Registration
                     Statement on Form S-4, File No. 33-62750).

    EXHIBIT
    NUMBER                   DESCRIPTION OF EXHIBIT
   --------                  ----------------------
*   5        -       Opinion of Christy & Viener, including consent.

*   23(a)    -       Consent of Christy & Viener (included in Exhibit 5)

*   23(b)    -       Consent of Ernst & Young

*   23(c)    -       Consent of BDO Binder Hamlyn

*   24       -       Powers of Attorney of Ronald G. Assaf, James E. Lineberger, Michael E. Pardue, Lawrence J. Simmons, Jerome M.
                     LeWine, Dr. Arthur G. Milnes and John T. Ray, Jr. (included on page II-5 of the Registration Statement).


____________________

*  Filed herewith.



    (B)      FINANCIAL STATEMENT SCHEDULES.

    Not applicable.


    (C)      ITEM 4(B) INFORMATION.

    Not applicable.

ITEM 22.  UNDERTAKINGS.

    (1)      The undersigned Registrant hereby undertakes:

             (a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

             (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                              (b)     That for the purpose of determining any
liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                              (c)     To remove from registration by means of a
post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.

                     (2) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                     (3) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                     (4)      (a)     The undersigned Registrant hereby
undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                              (b)     The Registrant undertakes that every
prospectus (i) that is filed pursuant to paragraph (4)(a) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                     (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                     (6)      The undersigned Registrant hereby undertakes:
(i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

                     (7) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective, except where the transaction in which the securities being offered pursuant to the Registration Statement would itself qualify for an exemption from
Section 5 of the Securities Act, absent the existence of other similar (prior or subsequent) transactions.

                                   SIGNATURES

                              Pursuant to the requirements of the Securities
Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Deerfield Beach, Florida on the 18th day of January, 1994.

                                             SENSORMATIC ELECTRONICS CORPORATION


                                             By:  /s/ Ronald G. Assaf
                                                  -------------------------
                                                      Ronald G. Assaf
                                                      Chairman of the Board
                                                      and President


             KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ronald G. Assaf, James E. Lineberger, Michael E. Pardue, Lawrence J. Simmons, Miguel A. Flores and Jerome M. LeWine, or any of them, his attorney-in-fact, for him in any and all capacities, with full power of substitution and resubstitution, to sign any amendments, including any post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and conforming all that said attorney-in-fact, or his substitutes, may do or cause to be done by virtue thereof.

             Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                             SIGNATURE                               TITLE                                         DATE
                             ---------                               -----                                         ----
                     /s/ Ronald G. Assaf              Chairman of the Board of Directors, President               1/18/94
                 ----------------------------------      and Chief Executive Officer (principal
                          (Ronald G. Assaf)              executive officer)


                     /s/ Thomas V. Buffett            Vice Chairman of the Board of Directors                     1/18/94
                 ----------------------------------
                         (Thomas V. Buffett)

                     /s/ James E. Lineberger          Chairman of the Executive Committee and                     1/18/94
                 ----------------------------------      Director
                        (James E. Lineberger)

                      /s/ Michael E. Pardue           Executive Vice President and Chief Operating                1/18/94
                 ----------------------------------      Officer (principal financial officer) and
                         (Michael E. Pardue)             Director


                     /s/ Lawrence J. Simmons          Vice President of Finance (principal                        1/18/94
                 ----------------------------------      accounting officer)
                        (Lawrence J. Simmons)


                     /s/ Jerome M. LeWine             Director                                                    1/18/94
                 ----------------------------------
                         (Jerome M. LeWine)

                    /s/ Arthur G. Milnes              Director                                                    1/18/94
                 ----------------------------------
                       (Dr. Arthur G. Milnes)

                     /s/ John T. Ray, Jr.             Director                                                    1/18/94
                 ----------------------------------
                         (John T. Ray, Jr.)

                                 Exhibit Index

    EXHIBIT
    NUMBER         DESCRIPTION OF EXHIBIT                                                                  PAGE NUMBER
    -------        ----------------------                                                                  -----------
    4(a)           Copy of Composite Restated Certificate of Incorporation of Sensormatic
                   Electronics Corporation filed pursuant to Rule 232.102(c) of Regulation S-T
                   (incorporated by reference to Exhibit 4(d) to Registration Statement on Form S-3,
                   File No. 33-61626).

    4(b)           Copy of By-Laws of Sensormatic Electronics Corporation (incorporated by reference to Exhibit 3(b) to Form 10-K for the fiscal year ended May 31, 1990
                   (File Number 0-3953)).

    4(c)           Indenture, dated as of May 15, 1991, between the Registrant and Continental Bank
                   National Association, as Trustee, relating to the Registrant's 7% Convertible
                   Subordinated Debentures due 2001 (incorporated by reference to Exhibit 4(a) to
                   Form 10-K for the fiscal year ended May 31, 1991 (File Number 0-3953)).

    4(d)           Note Agreement, dated as of January 15, 1993, among the Registrant and the
                   Purchasers named therein, relating to the Registrant's 8.21% Senior Notes Due
                   January 30, 2003 (incorporated by reference to Exhibit 4.4 to Registration
                   Statement on Form S-4, File No. 33-62750).

*  5               Opinion of Christy & Viener, including consent.

*  23(a)           Consent of Christy & Viener (included in Exhibit 5)

*  23(b)           Consent of Ernst & Young

*  23(c)           Consent of BDO Binder Hamlyn

*  24              Powers of Attorney of Ronald G. Assaf, James E. Lineberger, Michael E. Pardue,
                   Lawrence J. Simmons, Jerome M. LeWine, Dr. Arthur G. Milnes and John T. Ray, Jr.
                   (included on page II-5 of the Registration Statement).
- --------------

*   Filed herewith